UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

SunPower Corporation
(Exact name of registrant as specified in its charter)

001-34166
(Commission File Number)

Delaware	94-3008969
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

77 Rio Robles, San Jose, California 95134
(Address of principal executive offices, with zip code)

Lisa Bodensteiner
General Counsel
(408) 240-5500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01(b)

SunPower Corporation (“SunPower”) is providing this disclosure in respect of calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended, (the “1934 Act” and, together with “Rule 13p-1”, the “Rules”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of capitalized terms used in this Report, unless otherwise defined herein.

In accordance with the Rules, SunPower undertook due diligence to determine the conflict-free status of any conflict minerals necessary to the functionality or production of the products that SunPower manufactures or contracts to manufacture (collectively, SunPower’s “Products,” and any conflict minerals necessary to their functionality or production, “Necessary Conflict Minerals”).

In conducting its due diligence, SunPower implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (the “OECD Framework”), an internationally recognized due diligence framework.

SunPower is several levels removed from the mining of minerals (conflict minerals or otherwise).  SunPower does not make purchases of raw ore or unrefined minerals and makes no purchases in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

SunPower commenced conflict minerals diligence activities in 2011.  In accordance with the OECD Framework and in order to be responsive to the Rules, SunPower designed its diligence processes in a stepwise fashion: first focusing its inquiries on defining the range of Products, if any, that contain Necessary Conflict Minerals, and next determining whether any such Necessary Conflicts Minerals may have originated in the Covered Countries.   SunPower incorporated both inward- and outward-facing diligence inquiries into each stage of its diligence exercise.

To determine whether any conflict minerals are necessary to the functionality or production of SunPower’s Products, SunPower used the following approach in respect of calendar year 2013:

a.  Manufacturing Personnel Inquiries and Review of Supply Chain Records and Bills of Materials.  Beginning in 2011, SunPower commenced inquiries with a broad cross-section of SunPower manufacturing engineers to determine which, if any, conflict minerals are used in SunPower’s manufacturing process. Results of these inquiries showed that tin and tungsten were the only conflict minerals used in the photovoltaic (“PV”) cells and PV modules that SunPower manufactures.

b.  Analytical Testing.  In 2013, SunPower sent representative samples of its PV cells and PV modules to independent third-party laboratories for chemical composition assays.  Testing detected tin and tungsten, while gold and tantalum were not detected.

c.  Supply Chain Inquiries.  In connection with the implementation of its Conflict Minerals Policy (as described below), SunPower collected responses from suppliers of its balance of systems components.  Certain of these suppliers indicated that tin, tungsten, gold and tantalum were used in their manufacture of the balance of systems components.

Based upon the foregoing, SunPower concluded that tin and tungsten were used in certain of SunPower's PV cells and PV modules while tin, tungsten, gold and tantalum were used in certain of SunPower’s balance of systems components during calendar year 2013.  In light of this conclusion, SunPower conducted a reasonable country of origin (“RCOI”) inquiry in respect of such Necessary Conflict Minerals.

SunPower commenced its RCOI activities in 2011.  SunPower’s RCOI due diligence measures were based in part upon the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative.  SunPower’s RCOI diligence activities during calendar year 2013 included the following:

a.  SunPower’s Conflict Mineral Policy.  In 2012, SunPower published its Conflict Mineral Policy (the “Policy”), which can be viewed on its public webpage at: http://us.sunpower.com/conflict-minerals/.  During calendar year 2013, SunPower required its suppliers to acknowledge SunPower’s Supplier Sustainability Guidelines, which include requirements regarding conflict minerals and responsible sourcing.

b.  Supplier Acknowledgement.  In connection with implementing the Policy, SunPower’s suppliers were required to declare that all products supplied to SunPower either:

i.  Do not contain any tantalum, tin, tungsten or gold that are necessary to such products’ production or functionality, or

ii.  If they do contain these minerals, that such minerals originate from conflict-free areas or from smelters that have been validated by an independent private sector party to be conflict-free.

c. EICC/GeSI Supplier Inquiries. With respect to the components of its solar panel systems that SunPower manufactures or contracts to manufacture, including PV cells, PV modules, and certain balance of systems components, SunPower performed further supplier diligence in addition to the RCOI diligence described in (a) and (b) above. SunPower gathered information from direct suppliers of these components using the EICC/GeSi conflict minerals survey template and letter, a standardized, multi-lingual reporting template that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. SunPower’s suppliers certified that any Necessary Conflict Minerals supplied to SunPower were not sourced from the Covered Countries. In addition, these suppliers also identified the smelters or refiners from which they sourced and certified that any such smelters or refiners did not obtain Necessary Conflict Minerals from the Covered Countries. SunPower took the additional step of comparing the results of this inquiry against the list of smelters and refiners certified by the Conflict Free Sourcing Initiative (the “CFSI”) to be “conflict-free.” A small percentage of such smelters and refiners were not on the CFSI list, but, in light of the suppliers’ certifications that such smelters and refiners do not source from the Covered Countries, and the absence of any other causes for concern, SunPower has no reason to believe that such smelters and refiners may have sourced from the Covered Countries.

Based upon the foregoing diligence efforts, SunPower has made the good faith determination that it has no reason to believe that, during calendar year 2013, it manufactured or contracted to manufacture any Product containing any Necessary Conflict Minerals that originated in any of the Covered Countries.

This Form SD is publicly available on SunPower’s Investor Relations homepage at the following address: http://investors.sunpower.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNPOWER CORPORATION

Date: June 2, 2014	By:	/s/ Charles D. Boynton
	Name:	Charles D. Boynton
	Title:	Executive Vice President and Chief Financial Officer